Exhibit 99.1

Hiscox UK Goes Live with Sapiens Insurance Platform on Sapiens Cloud

The go-live powers Hiscox with operational excellence and business growth

Uxbridge, UK, March 12, 2025 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Hiscox, a leading insurer of tailored solutions for both businesses and high-net-worth private clients, has gone live with Sapiens Insurance Platform, now fully deployed on the Sapiens Cloud. The strategic go-live underscores Hiscox’s commitment to enhancing business performance, resilience, and customer satisfaction.

A Sapiens’ partner since 2014, Hiscox UK embarked on the strategic migration of Sapiens Insurance Platform from their Microsoft Azure installation and operation to the Sapiens Cloud. The move marks a pivotal alignment with their long-term business objectives, enabling a significant boost in application efficiency and technological agility.

By migrating to Sapiens’ latest cloud-native architecture, powered by Kubernetes, Hiscox UK immediately realised an average 30% improvement in application speed. This has translated into improved operational productivity, and more consistent service delivery.

Benefiting from Sapiens’ R&D investments, Hiscox can now leverage a modern API layer, providing improved integration opportunities with best-of-breed solutions for rating, rules, and document management, plus extended digital trading capabilities. This ecosystem allows Hiscox to deliver enhanced, agile services across market-leading offerings for commercial lines and private clients with significant assets.

“Sapiens Insurance Platform is pivotal to Hiscox’s continued growth, enabling us to create a connected ecosystem with the best technologies available to help deliver our strategic goals” said Ian Wrigglesworth, Hiscox CTO. “By wrapping two years of new features into a single update, the Sapiens’ go-live has helped strengthen the operational foundations of our business, which is fundamental to our strategy for growth.”

“Our long-term partnership with Hiscox exemplifies Sapiens’ commitment to delivering tangible business benefits through a high-performance, resilient platform,” said Roni Al-Dor, Sapiens President and CEO. “By migrating to the Sapiens Cloud with Sapiens Insurance Platform, we not only empower Hiscox with cutting-edge technology but also provide a robust foundation for continuous innovation and sustainable growth.”

Sapiens Insurance Platform is an AI-based, open, integrated platform that accelerates adoption, delivers sustained value, and empowers insurers to grow, modernise and optimise.

About The Hiscox Group

Hiscox is a global specialist insurer, headquartered in Bermuda and listed on the London Stock Exchange (LSE:HSX). Our ambition is to be a respected specialist insurer with a diverse portfolio by product and geography. We believe that building balance between catastrophe-exposed business and less volatile local specialty business gives us opportunities for profitable growth throughout the insurance cycle.

The Hiscox Group employs over 3,000 people in 13 countries, and has customers worldwide. Through the retail businesses in the UK, Europe, Asia and the USA, we offer a range of specialist insurance products in commercial and personal lines. Internationally traded, bigger ticket business and reinsurance is underwritten through Hiscox London Market and Hiscox Re & ILS.

Our values define our business, with a focus on people, courage, ownership and integrity. We pride ourselves on being true to our word and our award-winning claims service is testament to that. For more information, visit www.hiscoxgroup.com.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com